FEB 27 2009

09058453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brewer Financial Services, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 S. Michigan Avenue, Suite 2100
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam Erickson 312-896-3930
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

BP 3/13

OATH OR AFFIRMATION

I, Adam Erickson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Brewer Financial Services, L.L.C.**, as of December 31, 2008 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TINA REYES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/02/13

Signature

Managing Principal

Title

2/19/2009

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2008

C O N T E N T S

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
BREWER FINANCIAL SERVICES, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BREWER FINANCIAL SERVICES, LLC, (an Illinois Limited Liability Company), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BREWER FINANCIAL SERVICES, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 11, 2009

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash	$	61,610
Deposit with clearing broker		55,320
Commissions receivable		83,441
Other assets		145,282
TOTAL ASSETS	$	345,653
LIABILITIES		
Commissions payable	$	136,120
Accounts payable and accrued expenses		35,599
Total Liabilities		171,719
MEMBER'S EQUITY		173,934
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	345,653

See accompanying notes.

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commissions	$	2,309,722
Interest		712
Other		826,149
Total Revenues		3,136,583
EXPENSES		
Commissions		1,914,766
Employee compensation and benefits		532,412
Dues and subscriptions		6,680
Communications		29,751
Professional fees		99,322
Promotion and travel		56,816
Rent		66,000
Consulting		26,245
Regulatory compliance fees		40,486
Insurance		44,272
Other		197,897
Total Expenses		3,014,647
NET INCOME	$	121,936

See accompanying notes.

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance at December 31, 2007	$ 140,118
Member contributions	165,240
Member withdrawals	(253,360)
Net income	121,936
Balance at December 31, 2008	$ 173,934

See accompanying notes.

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	121,936
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase)/decrease in operating assets:		
Commissions receivable		91,326
Accounts receivable		9,278
Other assets		(134,665)
Increase/(decrease) in operating liabilities:		
Commissions payable		(53,505)
Accounts payable and accrued expenses		9,441
Total adjustments		(78,125)
NET CASH PROVIDED BY OPERATING ACTIVITIES		43,811
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		165,240
Member withdrawals		(253,360)
NET CASH USED IN FINANCING ACTIVITIES		(88,120)
NET DECREASE IN CASH		(44,309)
CASH AT DECEMBER 31, 2007		105,919
CASH AT DECEMBER 31, 2008	$	61,610

Supplemental Cash Flow Information:
Cash payments for interest during the year totaled $0.
Cash payments for taxes during the year totaled $0.

See accompanying notes.

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. BUSINESS

Brewer Financial Services, LLC (the "Company") is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") since February 7, 2005, and acts as an introducing broker whose accounts are cleared and carried by another broker-dealer, National Financial Services LLC, on a fully disclosed basis. The Company is a member of the National Association of Securities Dealers and is licensed to do business in multiple states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Balances
The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the income tax return of the member.

Securities Transactions
Securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Other Income
During the year, the Company conducted incidental foreign currency exchange ("forex") brokerage activities. Commission fees earned on these transactions, less related expenses, are reflected as "other" revenue in the Statement of Income.

Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. *NET CAPITAL AND OTHER REGULATORY REQUIREMENTS*

The Company is subject to minimum capital requirements of SEC Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1), as those terms are defined by the Rule. As of December 31, 2008, the Company's regulatory net capital of $28,652 exceeded required net capital by $17,204. The ratio of aggregate indebtedness to net capital was 6 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

4. *RELATED PARTY TRANSACTIONS*

The Company has an expense sharing agreement with its sole member ("Parent") in which the Parent pays certain operating expenses including rent, utilities, office equipment and supplies on behalf of the Company. Under the terms of the agreement, the Company is required to reimburse the Parent for these expenses on a monthly basis. The total expenses allocated to the Company during 2008 as per agreement were $165,240. The liabilities related to these expenses were forgiven by the Parent and treated as a member contribution during the year.

SUPPLEMENTARY INFORMATION

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c 3-1

DECEMBER 31, 2008

NET CAPITAL		
Member's equity	$	173,934
Non-allowable assets		
Other assets		(145,282)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		28,652
Haircuts on securities		-
NET CAPITAL	$	28,652
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	11,448
EXCESS NET CAPITAL	$	17,204
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	171,719
Ratio of aggregate indebtedness to net capital		6:1

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

BREWER FINANCIAL SERVICES, LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

These schedules are not applicable as BREWER FINANCIAL SERVICES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of BREWER FINANCIAL SERVICES, LLC".

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
BREWER FINANCIAL SERVICES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of BREWER FINANCIAL SERVICES, LLC, (an Illinois Limited Liability Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by BREWER FINANCIAL SERVICES, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2008 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
February 11, 2009

END